RECEIVED

2010 FEB 19 P 9:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE


WashTec
AG

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States




10015218

February 02, 2010

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **February 02nd, 2010** regarding the publication of preliminary results for fiscal year 2009 (**"WashTec publishes preliminary figures for fiscal year 2009"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitt

p.o. Florian Fitter

WashTec AG | Argonstrasse 7 • D-86153 Augsburg, Germany
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Management Board: Thorsten Krüger (Spokesman), Christian Bernert
Chairman of the Supervisory Board: Michael Busch

Banking Details: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

Registered Office: Augsburg
HRB 81 Commercial Register Augsburg

WashTec

Press release

WashTec publishes preliminary figures for fiscal year 2009

Augsburg, 02 February, 2010 – WashTec, like many equipment manufacturers, was negatively impacted by the financial and economic down-turn in 2009. While the service, wash-chemicals and operations business remained stable, equipment sales declined by approx. 17%.

Subsequently, total revenues declined by 10.1% from EUR 285.1 million to EUR 256.3 million for 2009, resulting in an EBITDA of EUR 22.2 million (prior year: EUR 37.1 million). Preliminary earnings before interest and taxes (EBIT) amounted to EUR 13.1 million (2008: EUR 29.4 million), corresponding to an EBIT margin of 5.1% (prior year: 10.3%).

Adjusted for non-recurring costs of EUR 1.7 million for trade receivable write downs in Southern Europe and restructuring costs, the EBIT for 2009 totalled EUR 14.8 million or 5.8% of revenues.
The net financial debt (cash minus bank debt minus finance lease liabilities) was reduced significantly by EUR 9.9 million to EUR 37.0 million (prior year: EUR 46.9 million).

While operators delayed investments in new equipment, most car wash operations remained little affected by the economic down-turn. This led to a stable service, wash-chemicals and operations business for WashTec.

For the short-term, WashTec expects the financing difficulties for certain customer groups and the economic uncertainties in various markets to continue. Therefore, no substantial top-line recovery is expected. Instead the focus will be on improved efficiency and cost reduction, resulting in a profitability increase in 2010.
The mid-term outlook remains optimistic, since the current sales reductions are driven by delays in investments while the worldwide demand for high quality and environmentally friendly automatic carwashes continues to increase. Following the recovery of the overall economy, WashTec expects to return to the top-line of prior years and its margin targets of over 12%.

Preliminary Key Financial Figures:

EUR m, IFRS	2009	2008
Revenues	256.3	285.1
EBITDA	22.2	37.1
EBIT	13.1	29.4
EBIT adjusted for non-recurring costs	14.8	29.4
Net financial debt as of Dec. 31	37.0	46.9

The publication of the complete consolidated financial statements for fiscal year 2009 is scheduled for 25 March, 2010.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board of management:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg